Subject to Completion Preliminary Term Sheet dated November 16, 2015	Filed Pursuant to Rule 433
Registration Statement No. 333-206013
(To Prospectus dated July 31, 2015,
Prospectus Supplement dated July 31, 2015 and
Product Supplement STOCK ARN-1 dated November 13, 2015)

Units $10 principal amount per unit Term Sheet No. ARN-93	Pricing Date* Settlement Date* Maturity Date*	November , 2015 December , 2015 January , 2017
CUSIP No.	*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks

▪ Maturity of approximately 14 months

▪ 3-to-1 upside exposure to increases in the Basket, subject to a capped return of [12% to 16%]

▪ The Basket will be composed of the common stocks of Apple Inc., Facebook, Inc., and salesforce.com, inc. (each, a "Basket Stock").

▪ 1-to-1 downside exposure to decreases in the Basket, with 100% of your investment at risk

▪ All payments occur at maturity and are subject to the credit risk of Deutsche Bank AG

▪ No periodic interest payments

▪ Limited secondary market liquidity, with no exchange listing

The notes are being issued by Deutsche Bank AG (“Deutsche Bank”) through its London Branch. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement STOCK ARN-1, page PS-5 of the prospectus supplement and page 12 of the prospectus.

The initial estimated value of the notes as of the pricing date is expected to be between $9.33 and $9.53 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

By acquiring the notes, you will be deemed to agree to be bound by any Resolution Measure imposed by our competent resolution authority. See “Consent to Potential Imposition of Resolution Measures” on page TS-3 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)(2)	$10.00	$
Underwriting discount(1)(2)	$ 0.20	$
Proceeds, before expenses, to Deutsche Bank	$ 9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

November , 2015

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

Summary

The Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017 (the “notes”) are our senior unsecured obligations. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debts except for debts required to be preferred by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Deutsche Bank and to any Resolution Measure (as described herein) imposed by our competent resolution authority. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the basket of three technology sector stocks described below (the “Basket”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. Our initial estimated value of the notes was determined based on our valuation of two theoretical components of the notes: (i) a theoretical bond component and (ii) a theoretical derivative component. The value of the bond component of the notes is calculated based on an internal funding rate, which is determined primarily based on the rates at which our conventional debt securities of comparable maturity may trade, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The value of the derivative component is calculated based on our internal pricing models using relevant parameter inputs.

The economic terms of the notes (including the Capped Value) are based on the internal funding rate and the economic terms of certain related hedging arrangements. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below) will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes		Redemption Amount Determination
Issuer:	Deutsche Bank AG, London Branch	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	An approximately equally weighted basket of three technology sector stocks composed of Apple Inc. (NASDAQ symbol: "AAPL"), Facebook, Inc. (NASDAQ symbol: "FB"), and salesforce.com, inc. (NYSE symbol: "CRM") (each company, an “Underlying Company”).
Starting Value:	The Starting Value will be set to 100 on the pricing date.
Ending Value:	The value of the Basket on the calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described in "The Basket" section below.
Participation Rate:	300%
Capped Value:	[$11.20 to $11.60] per unit, which represents a return of [12% to 16%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled trading day immediately preceding the maturity date.
Price Multiplier:	1, for each Basket Stock, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-20 of product supplement STOCK ARN-1.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-15 .
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Deutsche Bank, acting jointly.

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement STOCK ARN-1 dated November 13, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315008838/dp61173_424b2-stockarn1.htm

▪	Prospectus supplement dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

▪	Prospectus dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000119312515273165/d40464d424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Deutsche Bank.

Consent to Potential Imposition of Resolution Measures

Under the German Recovery and Resolution Act, which became effective on January 1, 2015, the notes may be subject to any Resolution Measure by our competent resolution authority under relevant German and/or European law if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. A “Resolution Measure” may include: (i) a write down, including to zero, of any payment (or delivery obligations) on the notes; (ii) a conversion of the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) any other resolution measure, including (but not limited to) a transfer of the notes to another entity, an amendment of the terms and conditions of the notes or the cancellation of the notes. By acquiring the notes, you will be deemed to agree:

•	to be bound by any Resolution Measure,

•	that you would have no claim or other right against us, the trustee and the paying agent arising out of any Resolution Measure, and

•	that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of the Trust Indenture Act of 1939, as set forth in the accompanying prospectus dated July 31, 2015.

Please read “Risk Factors” in this term sheet and see the accompanying prospectus for further information.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪  You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

▪  You are willing to risk a loss of principal and return if the value of the Basket decreases from the Starting Value to the Ending Value.

▪  You accept that the return on the notes will be capped.

▪    You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪    You are willing to forgo dividends or other benefits of owning the Basket Stocks.

▪    You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the internal funding rate and fees and charges on the notes.

▪  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪ You are willing to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

▪  You believe that the value of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪  You seek principal repayment or preservation of capital.

▪  You seek an uncapped return on your investment.

▪  You seek interest payments or other current income on your investment.

▪  You want to receive dividends or other distributions paid on the Basket Stocks.

▪  You seek an investment for which there will be a liquid secondary market.

▪  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪  You are unwilling to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

We  urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.40 per unit (the midpoint of the Capped Value range of [$11.20 to $11.60]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Stocks, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Participation Rate of 300%, a hypothetical Capped Value of $11.40 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Stocks, see “The Basket Stocks” section below. The Ending Value will not include any income generated by dividends paid on the Basket Stocks, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
105.00	5.00%	$11.40(2)	14.00%
110.00	10.00%	$11.40	14.00%
120.00	20.00%	$11.40	14.00%
130.00	30.00%	$11.40	14.00%
140.00	40.00%	$11.40	14.00%
150.00	50.00%	$11.40	14.00%
160.00	60.00%	$11.40	14.00%

(1)	The Starting Value will be set to 100.00 on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.00
= $10.60 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.40 per unit

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement STOCK ARN-1, page PS-5 of the prospectus supplement and page 12 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The notes may become subordinated to the claims of other creditors, be written down to zero, be converted into equity or other instruments or become subject to other Resolution Measures. You may lose some or all of your investment if any such measure becomes applicable to us. The imposition of any Resolution Measure does not constitute a default or an event of default under the notes, the senior indenture or for the purpose of the Trust Indenture Act of 1939 or give you any other right to accelerate or terminate the notes. You may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure. Please see “Consent to Potential Imposition of Resolution Measures” in this term sheet and the risk factors under the heading “Securities May Be Subject to Resolution Measures” beginning on page 12 of the accompanying prospectus for more information.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. As a result of this difference, the initial estimated value of the notes would likely be lower if it were based on the rate we would pay when we issue conventional debt securities of comparable maturity. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), reduces the economic terms of the notes to you.

▪	Our internal pricing models consider relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our pricing models are proprietary and rely in part on certain forecasts about future events, which may prove to be incorrect. Because our pricing models may differ from other financial institutions’ valuation models, and because funding rates taken into account by other financial institutions (including those with similar creditworthiness) may vary materially from the internal funding rate used by us, our initial estimated value of the notes may not be comparable to the initial estimated values of similar notes of other financial institutions.

▪	The public offering price you pay for the notes will exceed the initial estimated value. The difference is due to the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), all as further described in “Structuring the Notes” on page TS-15. These factors are expected to reduce the price at which you may be able to sell the notes in any secondary market and, together with various credit, market and economic factors over the term of the notes, including changes in the value of the Basket, will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value of the notes on the pricing date does not represent the price at which we, MLPF&S, or any of our respective affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we, MLPF&S, or any of our respective affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the public offering price and the initial estimated value of the notes on the pricing date. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion. These prices will include MLPF&S’s trading commissions and mark-ups and may differ materially from the initial estimated value of the notes determined by reference to our internal funding rate and pricing models.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you. Our economic interests in determining the initial estimated value of the notes on the pricing date and the price, if any, at which we or our

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

affiliates would be willing to purchase the notes from you in secondary market transactions, are potentially adverse to your interests as an investor in the notes.

▪	Changes in the price of one Basket Stock may be offset by changes in the prices of the other Basket Stocks.

▪	The Underlying Companies will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Companies in connection with this offering.

▪	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and have not verified any disclosure made by any Underlying Company.

▪	The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock. See “Description of ARNs—Anti-Dilution Adjustments” beginning on page PS-20 of product supplement STOCK ARN-1.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to you. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Consequences” beginning on page PS-30 of product supplement STOCK ARN-1.

Additional Risk Factors

The stocks included in the Basket are concentrated in one sector. The stocks included in the Basket are issued by companies in the technology sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in the Basket Stocks, which are companies in the technology sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the technology sector may reduce your return on the notes. The Basket Stocks are issued by companies whose primary lines of business are directly associated with the technology sector. The profitability of these companies is largely dependent on, among other things, consumer demand for the companies’ products, the companies’ ability to generate advertising revenue, continued innovation, talent attraction and retention, maintaining intellectual property rights and industry competition. In addition, adverse economic, business or tax developments affecting the U.S. and/or the technology sector could affect the value of the Basket. Any of these factors may have an adverse effect on the value of the notes.

One Basket Stock has limited historical information. FB commenced trading on May 18, 2012. Because this Basket Stock has a limited trading history, your investment in the notes may involve a greater risk than investing in securities linked to one or more stocks with a more established record of performance.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

The Basket

The Basket is designed to allow investors to participate in the percentage changes of the Basket from the Starting Value to the Ending Value. The Basket Stocks are described in the section “The Basket Stocks” below. Each Basket Stock will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs—Basket Market Measures" beginning on page PS-25 of product supplement STOCK ARN-1.

If November 12, 2015 were the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Stock	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
Apple Inc.	AAPL	33.33%	115.72	0.28802281	33.33
Facebook, Inc.	FB	33.33%	108.02	0.30855397	33.33
salesforce.com, inc.	CRM	33.34%	78.30	0.42579821	33.34
				Starting Value	100.00

(1)	The actual Closing Market Price of each Basket Stock and the resulting actual Component Ratios will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

(2)	These were the Closing Market Prices of the Basket Stocks on November 12, 2015.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on November 12, 2015 and rounded to eight decimal places.

The calculation agent will calculate the Ending Value of the Basket by summing the products of the Closing Market Price for each Basket Stock (multiplied by its Price Multiplier) on the calculation day and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in the product supplement. If a Market Disruption Event occurs as to any Basket Stock on the scheduled calculation day, the Closing Market Price of that Basket Stock will be determined as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Ending Value of the Basket” beginning on page PS-26 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

While actual historical information related to the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from May 19, 2012 through November 12, 2015. The graph is based upon actual daily historical prices of the Basket Stocks, hypothetical Component Ratios based on the closing prices of the Basket Stocks as of May 18, 2012, the date on which FB commenced trading, and a Basket value of 100.00 as of that date. These hypothetical historical data on the Basket are not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

The Basket Stocks

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any Basket Stock or to any other securities of an Underlying Company. No Underlying Company will have any obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of any Underlying Company’s publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to any Underlying Company in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates makes any representation that the publicly available documents or any other publicly available information regarding any Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of any Basket Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning an Underlying Company could affect the price of the relevant Basket Stock and therefore could affect your return on the notes. The selection of the Basket Stocks is not a recommendation to buy or sell the Basket Stocks.

The tables set forth below show the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 or the date on which the relevant Basket Stock began trading, as applicable, through November 12, 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

These historical data on the Basket Stocks are not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the price per share of any Basket Stock during any period set forth below is not an indication that the price per share of such Basket Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the Basket Stocks.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

Apple Inc.

Apple Inc. designs, manufactures, and markets mobile communication and media devices, personal computers, and portable digital music players, and sells a variety of related software, services, peripherals, networking solutions, and third-party digital content and applications. This Basket Stock trades on the NASDAQ Global Select Market under the symbol “AAPL”. The company’s CIK number is 320193.

2008	High ($)	Low ($)
First Quarter	27.85	17.02
Second Quarter	27.14	21.02
Third Quarter	25.67	15.04
Fourth Quarter	15.86	11.50
2009
First Quarter	15.70	11.17
Second Quarter	20.67	15.53
Third Quarter	26.59	19.34
Fourth Quarter	30.23	25.82
2010
First Quarter	33.69	27.43
Second Quarter	39.17	33.69
Third Quarter	41.78	34.31
Fourth Quarter	46.50	39.81
2011
First Quarter	51.88	46.67
Second Quarter	50.44	45.05
Third Quarter	59.06	49.03
Fourth Quarter	60.32	51.93
2012
First Quarter	88.23	58.75
Second Quarter	90.89	75.73
Third Quarter	100.30	82.13
Fourth Quarter	95.96	72.71
2013
First Quarter	78.43	60.01
Second Quarter	66.26	55.79
Third Quarter	72.53	58.46
Fourth Quarter	81.44	68.71
2014
First Quarter	79.62	71.35
Second Quarter	94.25	73.99
Third Quarter	103.30	93.08
Fourth Quarter	119.00	96.26
2015
First Quarter	133.00	105.99
Second Quarter	132.65	124.25
Third Quarter	132.07	103.12
Fourth Quarter (through November 12, 2015)	122.57	109.50

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

Facebook, Inc.

Facebook Inc. is a social media company that develops social networking products. This Basket Stock trades on the NASDAQ Global Select Market under the symbol “FB”. The company’s CIK number is 1326801.

2012	High ($)	Low ($)
Second Quarter (from May 18, 2012)	38.37	25.87
Third Quarter	32.17	17.73
Fourth Quarter	28.24	18.99
2013
First Quarter	32.46	25.14
Second Quarter	28.97	22.90
Third Quarter	51.24	24.37
Fourth Quarter	57.96	44.82
2014
First Quarter	72.03	53.53
Second Quarter	67.60	56.14
Third Quarter	79.04	62.76
Fourth Quarter	81.45	72.63
2015
First Quarter	85.31	74.05
Second Quarter	88.86	77.46
Third Quarter	98.39	82.09
Fourth Quarter (through November 12, 2015)	109.01	90.95

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

salesforce.com, inc.

salesforce.com, inc. is a provider of enterprise cloud computing applications. This Basket Stock trades on the New York Stock Exchange under the symbol “CRM”. The company’s CIK number is 1108524.

2008	High ($)	Low ($)
First Quarter	15.42	11.97
Second Quarter	18.61	14.84
Third Quarter	17.69	11.19
Fourth Quarter	11.60	5.49
2009
First Quarter	9.26	6.44
Second Quarter	11.23	8.17
Third Quarter	14.64	8.89
Fourth Quarter	18.66	13.63
2010
First Quarter	19.38	15.52
Second Quarter	24.28	18.89
Third Quarter	30.79	21.77
Fourth Quarter	37.65	24.98
2011
First Quarter	36.62	30.00
Second Quarter	38.39	32.24
Third Quarter	39.83	27.72
Fourth Quarter	34.79	24.51
2012
First Quarter	39.34	24.37
Second Quarter	39.89	31.83
Third Quarter	39.86	30.34
Fourth Quarter	42.73	34.92
2013
First Quarter	46.59	40.84
Second Quarter	47.01	36.75
Third Quarter	53.38	37.80
Fourth Quarter	57.31	49.91
2014
First Quarter	66.22	54.23
Second Quarter	58.80	49.13
Third Quarter	61.21	52.64
Fourth Quarter	64.45	52.72
2015
First Quarter	70.24	55.11
Second Quarter	75.71	65.81
Third Quarter	74.04	65.17
Fourth Quarter (through November 12, 2015)	79.41	72.91

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S has advised us that they or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of repurchase. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes, and our creditworthiness. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated value of the notes at the time of repurchase.

MLPF&S has also advised us that, if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. This price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Deutsche Bank or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket Stocks. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S and one of our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any other hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-15

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks, due January , 2017

Summary Tax Consequences

In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to maturity or other taxable disposition of the notes and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Non-U.S. holders should note that recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” (discussed in the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences”) will not apply to the notes.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S has advised us that it classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and "ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-16